Exhibit 99.3

Company
Wolseley PLC

TIDM
WOS

Headline
Director Shareholding

Released
10:32 11-Oct-04

Number
9255D

RNS Number:9255D
Wolseley PLC
11 October 2004

WOLSELEY PLC

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Mr C A Banks, Group Chief Executive, has today sold 20,000 ordinary shares in the Company at a price of 945p each. Mr Banks' holding of ordinary shares in the Company has increased to 148,601 shares following today's sale and the exercise of 28,150 share options completed on 7 October 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END